December 13, 2010

Terence O’Brien, Accounting Branch Chief

Tracey Houser, Staff Accountant

Errol Sanderson, Financial Analyst

Division of Corporation Finance

United States Securities Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4631

RE:

Donaldson Company, Inc.
Form 10-K for the Fiscal Year Ended July 31, 2010
Filed September 24, 2010
Schedule 14A Filed on October 1, 2010
Additional Definitive Proxy Soliciting Materials
Filed on October 1, 2010
Additional Definitive Proxy Soliciting Materials
Filed on November 5, 2010
File No. 1-7891

Dear Mr. O’Brien, Ms. Houser and Mr. Sanderson:

This letter is in response to your letter dated December 3, 2010 (the “SEC Comment Letter”) addressed to William M. Cook, our Chief Executive Officer, regarding the above-mentioned filings. For your ease of reference, we have reproduced your comments in the text of this letter.

Donaldson Company, Inc. (the “Company”) acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended July 31, 2010

Item 7. Managements’ Discussion and Analysis of Financial Condition and Results of Operations, Page 10

Results of Operations, page 10

1.

We note that you recognized total costs of $27.9 million from restructuring activities that were initiated in fiscal year 2009 and continued into fiscal year 2010.  We also note that you attribute, in part, the improvement in your gross profit margin to your restructuring activities.  In future filings, please provide investors with a better understanding of what these costs represented (e.g., severance, other termination benefits, contract termination costs, exit or disposal activities, ect.).  To the extent that the costs relate to the termination of employees, please disclose the number of employees impacted.  Please quantify the impact the restructuring activities had on your operating income (i.e., the amount by which expenses decreased) and cash flows, including whether the actual results were in line with management’s expectations when the restructuring activities were initiated.  If the anticipated savings were not achieved as expected or are achieved in periods other than as expected, please disclose as such, the reasons for the differences and the likely effects on future operating results and liquidity.  Please refer to SAB Topic 5:P.4 for guidance.

United States Securities and Exchange Commission

December 13, 2010

Donaldson Response

We are supplementally providing the Staff the following information related to our restructuring activities disclosed in our Fiscal 2010 Form 10-K:

•

Fiscal 2009 costs reduced operating income by $17.4 million related to headcount reductions of approximately 2,800 employees.  In addition, $0.4 million was incurred primarily for distribution center consolidation and production line transfers.  The cash outflows related to these actions were $13.9 million in Fiscal 2009.

•

Fiscal 2010 costs of $10.2 million consisted of $2.1 million related to asset impairment due to a downsizing at a plant in Germany and $8.1 million related to headcount reduction of approximately 550 employees.  Cash outflows for Fiscal 2010 were $9.9 million.

•

The first quarter of Fiscal 2011 costs of $0.8 million related to headcount reduction of five employees.  Cash outflows for the first quarter of Fiscal 2011 were $3.7 million.  The activities in the first quarter of Fiscal 2011 complete our planned restructuring plans.

•	The actual results to date from the restructuring activities have been in line with our original expectations.

In subsequent filings, beginning with our Form 10-Q for the first quarter of fiscal year 2011 which was filed on December 8, 2010, we will include the expanded discussion of our restructuring activities in the footnotes to the financial statements or Management’s Discussion and Analysis of Financial Condition and Results of Operations, as applicable.  We will also include discussion of the actual savings as compared to anticipated savings for the periods presented.

Liquidity and Capital Resources, page 18

2.

We note your disclosure about your credit facilities.  With a view towards future disclosure, please provide us with a description of the material terms and conditions of your credit facilities.  In doing so, please specify which facilities contain covenants that could restrict your ability to borrow or that could otherwise restrict your activities and please describe these covenants.

Donaldson Response

We have included below a summary of our major credit agreements:

•	$250 million syndicated revolver, maturing April, 2013 - $50 million outstanding
•	$25 million uncommitted line of credit from US Bank – no amounts outstanding
•	$25 million uncommitted line of credit from Wells Fargo – no amounts outstanding
•	$20 million uncommitted line of credit from KBC – no amounts outstanding
•	100 million Euro commercial paper program (Dealers are Fortis and KBC) – no amounts outstanding

Of these major credit facilities, only the $250 million syndicated revolver contains covenants specifically related to maintaining a certain interest coverage ratio and a certain leverage ratio as well as other covenants that under certain circumstances can restrict our ability to incur additional indebtedness, make investments and other restricted payments, create liens and sell assets.

As we have always been well within the covenant terms and non-compliance would not have a material impact to the company given alternative financing options, we did not separately indicate that there were financial covenants related to the credit facilities in our previous liquidity discussions.  However, in subsequent filings, beginning with our Form 10-Q for the first quarter of fiscal year 2011 which was filed on December 8, 2010, we will include disclosure of the fact that our $250 million syndicated revolver includes financial covenants and a current status of compliance with those covenants.

United States Securities and Exchange Commission

December 13, 2010

Critical Accounting Policies, page 22

3.

We note that goodwill is 11% of total assets and 22% of total equity as of July 31, 2010.  To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying values and to the extent that goodwill for these reporting units, in the aggregate or individually, could materially impact your operating results or total shareholders’ equity, please provide the following disclosures for each of these reporting units in future filings:

•	The percentage by which fair value exceeds the carrying value as of the most-recent step-one test.
•	The amount of goodwill.
•	A description of the assumptions that drive the estimated fair value.
•

A discussion of the uncertainty associated with the key assumptions.  For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions.

•	A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination in future filings.  Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

Donaldson Response

Our most recent step one goodwill impairment analysis was completed during our third quarter of Fiscal 2010.  That analysis resulted in the following results:

•	Industrial Filtration Solutions Reporting Unit (IFS)
	o	Carrying Value - $334 Million
	o	Estimated Fair Value – $595 Million
•	Aerospace & Defense Reporting Unit (A&D)
	o	Carrying Value – $138 Million
	o	Estimated Fair Value – $181 Million

These two Reporting Units represent substantially all of our goodwill as of the impairment analysis date.  As the IFS Reporting Unit fair value was 78 percent in excess of its carrying value and the A&D Reporting Unit was 31 percent in excess of its carrying value, we determined that the fair values were substantially in excess of the carrying values.

In subsequent filings, beginning with our Form 10-Q for the first quarter of fiscal year 2011 which was filed on December 8, 2010, we will include a statement in our footnotes to the financial statements as well as in the Critical Accounting Policy discussion that states the estimated fair value substantially exceeds the carrying value of our reporting units that have goodwill associated with them.

Note I Income Taxes, page 46

4.

We note your disclosure that it is reasonably possible that the settlement of several worldwide tax disputes may result in a reduction in your unrecognized tax benefits.  Please provide investors with an understanding as to the nature of the worldwide tax disputes.  To the extent that tax authorities are questioning specific items in your tax returns, please provide investors with an understanding of the amounts being questioned.  This disclosure will provide investors with a better understanding of the magnitude of these tax disputes.  Please provide us with the disclosure you intend to include in future filings.

Donaldson Response

The choice of the word “dispute” could be better clarified, as it was meant to indicate that both existing disputes with taxing authorities as well as any new audits could impact the timing of the recognition of unrecognized tax benefits.  We will break disputes out separately in future filings.  The dollar amount of unrecognized tax benefits currently in dispute with various taxing authorities totals approximately $0.9 million.

United States Securities and Exchange Commission

December 13, 2010

We will clarify the wording in subsequent filings, beginning with the with our Form 10-Q for the first quarter of fiscal year 2011 which was filed on December 8, 2010, to read as follows:

“With an average statute of limitations of about 5 years, up to $3.6 million of the unrecognized tax benefits could potentially reverse in the next 12 month period, unless extended by audit.  It is reasonably possible that quicker than expected settlement of either current or future audits and disputes would  cause additional reversals of previously recorded reserves in the next 12 month period.  Currently, the Company has approximately $0.9 million of unrecognized tax benefits that are in dispute with various taxing authorities related to transfer pricing and deductibility of expenses.  Quantification of an estimated range and timing of future audit settlements cannot be made at this time.”

Note K Commitments and Contingencies, page 51

5.

In future filings, please disclose the impact the revocation of your DMF Diesel Multi-Stage Filter System (DMF) has had on your operating results either in your footnote disclosure or within MD&A.  Specifically, please quantify the net sales recognized for the DMF products for each period presented to allow investors to better understand the impact of ceasing all product sales may have on your operating results.  Also, please provide investors with an understanding as to the impact the DMF product issues are expected to have on your liquidity.  If the impact is not expected to be material, please state this fact.

Donaldson Response

Supplementally, we are providing the sales of DMF product to you for your information as follows for the three fiscal years presented in our Fiscal 2010 Form 10-K:

•	$2.8 million for the year ended July 31, 2008
•	$11.2 million for the year ended July 31, 2009
•	$1.6 million for the year ended July 31, 2010

Based on the information provided above, it is our assessment that the impact of ceasing all DMF product sales is not material to our operating results or liquidity.  Therefore, we will disclose that the sales are not material to our operating results or liquidity in future filings.

Item 15. Exhibits, Financial Statement Schedules, page 56

6.

We note your description in your liquidity disclosure and in Note C to your fiscal 2010 audited financial statements of your various credit facilities.  We further note that you do not appear to have filed any of these credit facilities as exhibits to your annual report on 10-K.  Please provide us with your analysis as to how and why you determined that you did not need to file any of these agreements as exhibits to your annual report.

Donaldson Response

We have historically concluded that our credit facilities are contracts entered into in the normal course of business.  We also felt that these contracts were not material to our operations given our available cash, consistently strong free cash flow, and quick access to non public credit markets.  As a result, we have concluded that the credit facilities do not represent “material contracts” for purposes of Item 601(b)(10) of Regulation S-K.  Additionally, we have remained well within compliance with the facility’s covenants and expect to continue to do so.  Under paragraph (ii) of Item 601(b)(10), “if the contract is such as ordinarily accompanies the kind of business conducted by the registrant and its subsidiaries, it will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the following categories, in which case it shall be filed except where immaterial in amount or significance.”  We do not believe our agreement falls within the categories listed in 601(b)(10) paragraphs A through D.  We believe that revolving credit facilities are commonplace in our industry, and ordinarily accompany the kind of business we conduct.

United States Securities and Exchange Commission

December 13, 2010

Schedule 14A filed October 1, 2010

Corporate Governance, page 11

Board Leadership Structure, page 12

7.

In future filings, please describe the role of your lead director.  In this regard, we note your disclosure on page 15 about independent director executive sessions.  Please refer to Item 407(h) of Regulation S-K

Donaldson Response

We will provide this additional disclosure in future filings.

Director Selection Process, page 15

8.

We note your disclosure that the committee considers diversity when recommending director candidates for nomination by the board.  In future filings, please disclose how your nominating committee considers diversity in identifying nominees for director.

Donaldson Response

We will provide this additional disclosure in future filings.

Executive Compensation, page 21

Compensation Discussion and Analysis, page 21

9.

We note from the notes to the summary compensation table that Mr. Ward received tax equalization repayments during the 2010 fiscal year with an aggregate value of $149,262.  You do not appear to have addressed these payments in your Compensation Discussion and Analysis disclosure.  With a view towards future disclosure, please provide us with the description of the nature and purpose of these payments as well as why the committee or board approved the payments.

Donaldson Response

In future filings, beginning with our proxy statement for the 2011 fiscal year, we will expand our disclosure to reflect that the Company’s tax equalization policy is designed to create a neutral tax situation for U.S. employees on foreign assignments and is available on the same basis to all U.S. employees on such assignments.

Mr. Ward worked in Europe from January 2005 through August 2008.  While overseas, Mr. Ward was covered under our “International Assignment Tax Policy – U.S. Outbound,” which is the Company’s tax equalization policy that is designed to create a neutral tax situation for U.S. employees on foreign assignments.  Because of the timing involved in determining an individual’s ultimate tax liability in a foreign country, it can take one to two years after an employee’s return to the U.S. before the tax equalization payments can be finally settled.  Of the $149,262 of tax equalization payments listed in the Summary Compensation Table for Mr. Ward for 2010, $143,915 was paid directly to the Belgian tax authorities and the balance was paid to Mr. Ward as reimbursement for funds that the Company had previously withheld in excess of his ultimate tax liability.  The Belgian tax payment reported in the Summary Compensation Table for the 2010 fiscal year related to compensation earned by Mr. Ward during the 2008 calendar year.

The tax equalization policy described above has been in place for many years and is available on the same basis to all U.S. employees on foreign assignments.  As noted above, the intent of the policy is to prevent an expatriate from being advantaged or disadvantaged in terms of tax liability because of a foreign assignment.  Our Human Resources Committee does not consider payments made pursuant to the policy in determining compensation to be paid to our executive officers and did not separately approve the payments made to Mr. Ward in 2010 pursuant to the policy.  As a result, a discussion of the policy was not included in the Company’s 2010 Compensation Discussion and Analysis disclosure.

United States Securities and Exchange Commission

December 13, 2010

Additional Definitive Proxy Soliciting Materials filed November 5, 2010

10.

We note that you filed the 2010 Master Stock Incentive Plan as additional definitive proxy soliciting materials filed November 5, 2010.  We further note that the plan does not appear to have been attached as an appendix to your definitive proxy statement filed on October 1, 2010.  Please tell us the purpose of the November 5th filing and whether your stockholders who received the definitive proxy statement also received a copy of the plan.

Donaldson Response

The Company’s definitive proxy statement filed October 1, 2010 included a detailed summary of the material terms of the 2010 Master Stock Incentive Plan and stated that a copy of the plan was attached as Appendix A to the proxy statement.  Upon review of the proxy statement that had been printed and mailed to stockholders and filed with the SEC, we discovered that a copy of the plan had been inadvertently omitted as an appendix.  Because a lengthy and detailed description of the material terms of the plan was included in the plan proposal in the proxy statement, we determined that it was not necessary to mail a copy of the plan separately to our stockholders.  In order to comply with Instruction 3 to Item 10 of Schedule 14A, which requires that a copy of the plan be provided to the SEC but does not require that a copy of the plan be mailed to stockholders, we immediately filed a copy of the plan with the SEC.

If you have any further questions, please contact the undersigned at (952) 887-3505 (phone) or (952) 703-4556 (fax).

Sincerely,

/s/ Thomas R. VerHage

Thomas R. VerHage

Vice President and Chief Financial Officer

Enclosure

cc:  Bill Cook